SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934
(Amendment No. 5)*

Exabyte Corporation
(Name of Issuer)

Common Stock, par value $.001 per share
(Title of Class of Securities)

300615101
(CUSIP Number)

John R. GarrettMeritage
Investment Partners, LLC
1600 Wynkoop, Suite 300
Denver, Colorado 80202
(303) 352-2040
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 3, 2004
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 300615101

1.      Names of Reporting Persons.

         Meritage Private Equity Fund, L.P.

          I.R.S. Identification Nos. of above persons (entities only)

          06 153 8889

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	60,907,092 60,907,092

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    60,907,092

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    48.3%

14.      Type of Reporting Person (See Instructions)    PN

CUSIP No. 300615101

1.      Names of Reporting Persons.

          Meritage Private Equity Parallel Fund, L.P.

          I.R.S. Identification Nos. of above persons (entities only)

          84 150 5554

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    WC

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	7,446,668 7,446,668

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    7,446,668

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    6.7%

14.      Type of Reporting Person (See Instructions)    PN

CUSIP No. 300615101

1.      Names of Reporting Persons.

          Meritage Investment Partners, LLC

          I.R.S. Identification Nos. of above persons (entities only)

          06 152 6863

2.      Check the Appropriate Box if a Member of a Group (See Instructions)

         (A)
         (B)

3.      SEC Use Only

4.      Source of Funds (See Instructions)    N/A

5.      Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.      Citizenship or Place of Organization    Delaware

Number of Shares Bene- ficially Owned by Each Reporting Person With	7. 8. 9. 10.	Sole Voting Power Shared Voting Power Sole Dispositive Power Shared Dispositive Power	69,465,204 69,465,204

11.      Aggregate Amount Beneficially Owned by Each Reporting Person    69,465,204

12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.      Percent of Class Represented by Amount in Row (11)    54.0%

14.      Type of Reporting Person (See Instructions)    OO

Introductory Statement

         This amended statement on Schedule 13D relates to the Common Stock, $.001 par value per share (the “Common Stock”), of Exabyte Corporation, a Delaware corporation (“Exabyte”). This amended statement is filed by (i) Meritage Investment Partners, LLC, a Delaware limited liability company (“Meritage”), by virtue of its status as the sole general partner of Meritage Private Equity Fund, L.P. (the “Fund”), Meritage Private Equity Parallel Fund, L.P. (the “Parallel Fund”) and Meritage Entrepreneurs Fund, L.P. (the “Entrepreneurs Fund” and, together with the Fund and the Parallel Fund, the “Meritage Funds”), and (ii) each of the Fund and the Parallel Fund by virtue of its direct ownership of Exabyte securities. Meritage, the Fund and the Parallel Fund are referred to collectively as the “Reporting Persons.” Items 3, 4, 5, 6 and 7 of the statement on Schedule 13D previously filed by the Reporting Persons are amended as follows.

        Item 3.    Source and Amount of Funds or Other Consideration

        No change except for the addition of the following:

The Fund, the Parallel Fund and the Entrepreneurs Fund expended $4,384,000, $536,000 and $80,000, respectively, to purchase the shares of Exabyte’s Series AA Preferred Stock and related warrants reported in Item 5 below, which funds were provided from such persons’ cash available for investment.

G. Jackson Tankersley, Jr. is a managing member of Meritage. Millennial Holdings LLC, The Millennial Fund and the Tankersley Family Limited Partnership (collectively, the “Tankersley Entities”), entities related to Mr. Tankersley, expended a total of $200,000 of their cash available for investment to purchase shares of Series AA Preferred Stock and related warrants.

Item 4. Purpose of Transaction No change except for the addition of the following:

The Reporting Persons acquired the shares of Series AA Preferred Stock and related warrants reported in Item 5 for purposes of investment. The Reporting Persons intend to continuously review their investment in Exabyte, and depending upon their evaluation of the Exabyte’s prospects and upon future developments (including, but not limited to, performance of the Common Stock in the market, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time purchase Common Stock or other Exabyte securities, and any of the Reporting Persons or other entities that may be deemed to be affiliated with the Reporting Persons may from time to time dispose of all or a portion of the Common Stock or other Exabyte securities held by such person, or cease buying or selling Common Stock or other Exabyte securities. Any such additional purchases or sales of the Common Stock or other Exabyte securities may be in open market or privately-negotiated transactions or otherwise. Meritage may be deemed to control Exabyte.

The Tankersley Entities acquired their shares of Series AA Preferred Stock and related warrants in order to increase their equity interest in Exabyte.

Item 5. Interest in Securities of the Issuer No change except for the addition of the following:

On May 3, 2004, the Meritage Funds purchased an aggregate of 5,000 shares of Exabyte’s Series AA Preferred Stock at a purchase price of $1,000 per share and received five-year warrants to purchase an aggregate of 1,500,000 shares of Exabyte’s Common Stock. Of such shares, the Fund purchased 4,384 shares of Series AA Preferred Stock and received warrants to purchase 1,315,200 shares of Common Stock, the Parallel Fund purchased 536 shares of Series AA Preferred Stock and received warrants to purchase 160,800 shares of Common Stock, and the Entrepreneurs Fund purchased 80 shares of Series AA Preferred Stock and received warrants to purchase 24,000 shares of Common Stock. Each share of Series AA Preferred Stock is convertible into 1,000 shares of Common Stock, and each warrant has an exercise price of $1.00 per share of Common Stock.

In connection with the purchases described in the preceding paragraph, on May 3, 2004, the Meritage Funds exchanged an aggregate of 4,444,445 shares of Exabyte’s Series H Preferred Stock and 2,750,000 shares of Exabyte’s Series I Preferred Stock held by the Meritage Funds for a total of 10,665.541 additional shares of Exabyte’s Series AA Preferred Stock and warrants to purchase an additional 3,199,661 shares of Common Stock. Of such shares, the Fund exchanged 3,896,889 shares of Series H Preferred Stock and 2,411,200 shares of Series I Preferred Stock for 9,351.547 shares of Series AA Preferred Stock and warrants to purchase 2,805,464 shares of Common Stock, the Parallel Fund exchanged 476,445 shares of Series H Preferred Stock and 294,800 shares of Series I Preferred Stock for 1,143.345 shares of Series AA Preferred Stock and warrants to purchase 343,003 shares of Common Stock, and the Entrepreneurs Fund exchanged 71,111 shares of Series H Preferred Stock and 44,000 shares of Series I Preferred Stock for 170.649 shares of Series AA Preferred Stock and warrants to purchase 51,194 shares of Common Stock.

On March 11, 2004, the Meritage Funds received 3,336,073 shares of Common Stock pursuant to the Guarantor Agreement between the Fund and Exabyte previously filed as an exhibit to this Schedule 13D, which shares represented the final remaining shares issuable to the Reporting Persons pursuant to the Guarantor Agreement. Of such shares, 2,925,069 shares were issued to the Fund, 357,627 shares were issued to the Parallel Fund, and 53,377 shares were issued to the Entrepreneurs Fund.

As a result of these transactions, (i) the Fund directly beneficially owns a total of 60,907,092 shares of Common Stock, including 13,735,547 shares issuable upon conversion of shares of Exabyte’s Series AA Preferred Stock held by the Fund and 4,208,344 shares issuable upon exercise of warrants held by the Fund, (ii) the Parallel Fund directly beneficially owns a total of 7,446,668 shares of Common Stock, including 1,679,345 shares issuable upon conversion of shares of Exabyte’s Series AA Preferred Stock held by the Parallel Fund and 514,523 shares issuable upon exercise of warrants held by the Parallel Fund, and (iii) the Entrepreneurs Fund directly beneficially owns a total of 1,111,444 shares of Common Stock, including 250,649 shares issuable upon conversion of shares of Exabyte’s Series AA Preferred Stock held by the Entrepreneurs Fund and 76,794 shares issuable upon exercise of warrants held by the Entrepreneurs Fund.

By virtue its status as the sole general partner of the Meritage Funds, Meritage may be deemed to indirectly beneficially own a total of 69,465,204 shares of Common Stock beneficially owned by the Meritage Funds (including 15,665,541 shares issuable upon conversion of Exabyte’s Series AA Preferred Stock held by the Meritage Funds and 4,799,661 shares issuable upon the exercise of warrants held by the Meritage Funds). Giving effect to the conversion of all such Series AA Preferred and the exercise of such warrants, (i) Meritage may be deemed to indirectly beneficially own approximately 54.0% of the outstanding Common Stock, (ii) the Fund may be deemed to directly beneficially own approximately 48.3% of the outstanding Common Stock, and (iii) the Parallel Fund may be deemed to directly beneficially own approximately 6.7% of the outstanding Common Stock (in each case determined by dividing the total number of shares directly or indirectly beneficially owned by the Reporting Person by the sum of (x) the 108,245,414 shares of Common Stock outstanding as of April 28, 2004, plus (y) the shares issuable upon conversion of the Series AA Preferred Stock and exercise of the warrants beneficially owned directly or indirectly by the Reporting Person).

Each of the Meritage Funds has the sole power to vote, or direct the voting of, the Common Stock beneficially owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock beneficially owned by it. Notwithstanding the foregoing, pursuant to their respective limited partnership agreements, the Meritage Funds are required to participate in all acquisition and disposition transactions on a pro rata basis.

On May 3, 2004, Millennial Holdings LLC purchased 100 shares of Series AA Preferred and warrants to purchase 30,000 shares of Common Stock, The Millennial Fund purchased 50 shares of Series AA Preferred and warrants to purchase 15,000 shares of Common Stock, and the Tankersley Family Limited Partnership purchased 50 shares of Series AA Preferred and warrants to purchase 15,000 shares of Common Stock. In connection with these purchases, on May 3, 2004, Millennial Holdings LLC exchanged 76,881 shares of Series H Preferred Stock and 104,345 shares of Series I Preferred Stock for 181.226 shares of Series AA Preferred Stock and warrants to purchase 54,367 shares of Common Stock, The Millennial Fund exchanged 21,773 shares of Series H Preferred Stock and 29,550 shares of Series I Preferred Stock for 51.323 shares of Series AA Preferred Stock and warrants to purchase 15,396 shares of Common Stock, and the Tankersley Family Limited Partnership exchanged 32,884 shares of Series H Preferred Stock and 44,632 shares of Series I Preferred Stock for 77.516 shares of Series AA Preferred Stock and warrants to purchase 23,254 shares of Common Stock. Each of the Tankersley Entities has the sole power to vote, or direct the voting of, the Common Stock owned by it and the sole power to dispose of, or to direct the disposition of, the Common Stock owned by it.

By virtue of the relationships previously reported in this Statement on Schedule 13D, Mr. Tankersley may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by the Tankersley Entities, and Ms. Laura Beller, a managing member of Meritage, may be deemed to indirectly beneficially own the shares of Common Stock beneficially owned by Millennial Holdings LLC.

        The information in Item 3 of this amendment is incorporated herein by reference.

         Item 6.    Contracts, Arrangements, Understandings or Relationships
                        With Respect to Securities of the Issuer.

        No change except for the addition of the following:

On April 30, 2004, the Meritage Funds, the Tankersley Entities and other investors entered into a Securities Purchase Agreement with Exabyte pursuant to which the Meritage Funds, the Tankersley Entities and the other investors purchased shares of Exabyte’s Series AA Preferred Stock and received warrants to purchase Exabyte’s Common Stock. The foregoing summary of the Securities Purchase Agreement and related Common Stock purchase warrant is qualified in its entirety by reference to the text of Exhibits 12 and 13, which are incorporated herein by such reference.

In connection with the transactions contemplated by the Securities Purchase Agreement, on April 2, 2004, the Meritage Funds, the Tankersley Entities and other holders of Exabyte’s Series H and Series I Preferred Stock entered into two Stock Exchange Agreements with Exabyte whereby the Meritage Funds, the Tankersley Entities and such other holders agreed to exchange their shares for Series AA Preferred Stock and warrants to purchase Common Stock. The foregoing summary of the Stock Exchange Agreements is qualified in its entirety by reference to the text of Exhibits 14 and 15, which are incorporated herein by such reference.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
12 13 14 15	Securities Purchase Agreement dated as of April 30, 2004 among Exabyte Corporation, Meritage Private Equity Fund, L.P., Meritage Private Equity Parallel Fund, L.P., Meritage Entrepreneurs Fund, L.P. and other investors.

Form of Common Stock Purchase Warrant

Stock Exchange Agreement dated April 2, 2004 among Exabyte Corporation and the holders of Exabyte's Series H Preferred Stock.

Stock Exchange Agreement dated April 2, 2004 among Exabyte Corporation and the holders of Exabyte's Series I Preferred Stock.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

.

Meritage Private Equity Fund, L.P. Meritage Private Equity Parallel Fund, L.P Meritage Investment Partners, LLC

Date: May 3, 2004	/s/ Laura I. Beller Laura I. Beller, Managing Member of Meritage Investment Partners, LLC, general partner of Meritage Private Equity Fund, L.P. and Meritage Private Equity Parallel Fund, L.P.